Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014

This Management’s Discussion and Analysis (“MD&A”) provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the MD&A for the year ended December 31, 2013, the unaudited condensed consolidated interim financial statements and the related notes for the three and nine months ended September 30, 2014 and the audited consolidated financial statements for the year ended December 31, 2013. The following MD&A is prepared as of November 11, 2014 and has been approved by the Audit Committee on behalf of the Board of Directors on that date.

The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. Except as disclosed below in the section “standards, amendments and interpretations to existing standards”, these interim financial statements follow the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2013 which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts are expressed in Canadian dollars unless otherwise stated.

Technical information included in this MD&A regarding the Company’s mineral property has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml , and on the Company’s website at www.mountainprovince.com

COMPANY HIGHLIGHTS

On October 16, 2014, the Company announced the closing of its previously announced bought-deal private placement of common shares, for gross proceeds of $75 million.

Scotia Capital Inc., on behalf of a syndicate including RBC Capital Markets and BMO Capital Markets (the “Underwriters”), sold 15,000,000 common shares of the Company at a price of $5.00 per share, by way of a bought-deal private placement. The Underwriters received a cash commission of 5% of the gross proceeds.

The Company also announced the closing of a concurrent non-brokered private placement of common shares at a price of $5.00 per share, for gross proceeds of $25 million.

The net proceeds of the private placements will be used for the continued development of the Company's Gahcho Kué project and for general corporate purposes.

On September 25, 2014, De Beers and the Company announced that the Gahcho Kué Project received approval of the Type A Water License by the Minister of Environment and Natural Resources (ENR) of the Government of the Northwest Territories (GNWT).

On August 12, 2014, De Beers and the Company announced that the Mackenzie Valley Land and Water Board (MVLWB) has issued the Gahcho Kué Type A Land Use Permit and sent the Type A Water License for final approval to the Minister of Environment and Natural Resources (ENR) of the Government of the Northwest Territories (GNWT).

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On July 28, 2014, the Company announced the appointment of three leading international banks to arrange and underwrite a senior secured term loan facility of up to US$370M (the “Facility”) to partially fund the Company’s share of the construction cost of the Gahcho Kué diamond mine located in Canada’s Northwest Territories.

Mountain Province has mandated Deutsche Bank A.G., acting through its London Branch, Natixis S.A. and Nedbank Limited as the lead arrangers (“Lead Arrangers”) to underwrite, arrange and manage the primary syndication of the Facility, subject to the satisfaction of certain conditions including, but not limited to, the successful completion of due diligence and internal bank approvals of the Lead Arrangers and agreement of Facility documentation, which is expected prior to the end of 2014.

On July 18, 2014, De Beers Canada Inc. as Operator (“Operator”) of the Project, the Company and Lutsel K’e Dene First Nation announced that an Impact Benefit Agreement (“IBA”) has been entered into with the Lutsel K’e Dene First Nation for the proposed Gahcho Kué diamond mine.

The IBA puts in place a framework for De Beers, as Operator, and the Lutsel K’e Dene First Nation to work together over the life of the mine, with a particular focus on participation by the Lutsel K’e Dene First Nation in the opportunities that the construction and operation of the mine will provide.

De Beers as Operator and Lutsel K’e also signed the Ni Hadi Yati environmental agreement, a multi-party agreement between the De Beers and the six Aboriginal parties associated with the Project. The agreement will provide funds for environmental monitoring during the life of the Gahcho Kué diamond mine. Four IBA’s to date have been signed and the remaining two are currently being negotiated.

On June 30, 2014, the Company announced the results of the 2014 Tuzo Deep drill program, which confirmed the continuation of kimberlite to a depth of more than 740 meters below surface. The Gahcho Kué joint venture will assess the results of the 2014 drill program to determine possible next steps in upgrading the Tuzo Deep resource.

On June 27, 2014, the Company announced the closing of the previously announced non-brokered private placement (“Placement”) of common shares for gross proceeds of C$45.5 million.

The Company issued 9,105,028 common shares at a price of C$5.00 per share. The shares issued under the Placement are subject to a four month hold period. The Company’s major shareholder Bottin (International) Investments Ltd. subscribed for two million shares under the Placement.

Proceeds of the private placement was used to support the Company’s share of ongoing capital expenditures at the Gahcho Kué project and for general corporate purposes. A finder’s fee in the amount of $755,250 has been paid in relation to the private placement, of which $300,000 was settled on July 14, 2014 by the issuance of 60,000 common shares at a price of $5.00 per share and the balance was settled in cash.

On April 2, 2014, the Company announced the results of an updated “2014 Feasibility Study NI 43-101 Technical Report” dated March 31, 2014, on the Gahcho Kué diamond project. JDS Energy and Mining Inc. (“JDS”) and Hatch Ltd. compiled and prepared the feasibility study NI 43-101 technical report for Mountain Province. The report was filed on May 13, 2014 and an amended report was filed on May 28, 2014.

On March 28, 2014, the Company announced the closing of its previously announced bought-deal private placement of common shares, for gross proceeds of $17.85 million.

BMO Capital Markets, on behalf of a syndicate including RBC Dominion Securities Inc. (the “Underwriters”), sold 3,500,000 common shares of the Company at a price of $5.10 per share, by way of a bought-deal private placement. The Underwriters received a cash commission of 5% of the gross proceeds.

The Company also announced the closing of a concurrent non-brokered private placement of common shares at a price of $5.10 per share, for gross proceeds of $10.39 million.

The net proceeds of the private placements was used for the continued development of the Company's Gahcho Kué project and for general corporate purposes.

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On February 18, 2014, De Beers and the Company announced that De Beers, as Operator of the Project, entered into an Impact Benefit Agreement with the Yellowknives Dene First Nation for the proposed Gahcho Kué diamond mine. The agreement puts in place a framework for De Beers and the Yellowknives Dene First Nation (“Yellowknives”) to work together over the life of the mine and it enables participation by the Yellowknives in the opportunities that the mine provides.

This agreement provides certainty that training, employment and business opportunities are made available to Yellowknives and it includes financial provisions necessary for ensuring fair participation in opportunities the project will provide.

On January 27, 2014, De Beers and the Company announced that the Operator of the Project has entered into an Impact Benefit Agreement with the Tłı̨chǫ Government (“Tłı̨cho”) for the proposed Gahcho Kué diamond mine. The agreement puts in place a framework for De Beers and the Tłı̨chǫ to work together over the life of the mine enabling participation by the Tłı̨chǫ in the opportunities that the mine provides.

This agreement will provide training, employment and business opportunities from the Project for Tłı̨chǫ and also includes financial provisions that enable the Tłı̨chǫ to participate in the opportunities that the Project provides.

Financial position

As at September 30, 2014, Mountain Province had cash and short-term investments of $36,672,923 and a working capital balance of $11,989,043. See Financial Position and Liquidity below.

Overview

Mountain Province was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the New York Stock Exchange – MKT under the symbol ‘MDM’.

Mountain Province is a Canadian resource company and holds a 49% interest in the Gahcho Kué Project, located in the Northwest Territories of Canada and De Beers holds the remaining 51% interest. The Arrangement between the Company and De Beers is governed by the 2009 Agreement. The Company’s primary asset is its 49% interest in the Project.

Drilling, bulk sampling, environmental and engineering studies have been completed. A definitive feasibility study demonstrated an economically viable project. Major construction and operating permits have been issued and full-scale construction is underway. At this time there are no revenues from the Project.

OUTLOOK

The development of the Project remains a priority. The Project feasibility study (“GK Feasibility Study”, “Feasibility Study”) of December 3, 2010 has been updated and a NI 43-101 compliant technical report was posted on SEDAR and EDGAR in May 2014.

On July 28, 2014, the Company announced the appointment of three leading international banks to arrange and underwrite a senior secured term loan facility of up to US$370M. In addition to the planned US$370M loan facility the Company has, subsequent to the quarter end, issued additional equity of $100 million by way of a private placement. The proceeds of the equity financing and proposed debt facility will be used to fund the Company’s share of the construction cost of the Gahcho Kué diamond mine, associated fees and interest cost incurred to commercial production from the senior secured term loan facility, and sunk cost repayments of $20 million. Of the sunk costs, $10 million was paid subsequent to the quarter following the issuance of the construction and operating permits.

As at September 30, 2014, the Company incurred deferred financing fees of $1,079,718 (December 31, 2013 - $Nil). This consist primarily of legal and advisory fees and other financing expenses in relation to the loan facility.

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JOINT VENTURE AGREEMENT

The Gahcho Kué Project is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%). The Company accounts for the Project as a joint operation in accordance with IFRS 11. Mountain Province holds an undivided 49% ownership interest in the assets, liabilities and expenses of the Project.

On July 3, 2009, the Company entered into an amended and restated Joint Arrangement Agreement with De Beers (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers 51%, except for normal dilution provisions which are applicable to both Participants;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions, including plans and budgets, will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
(f)	The Company will repay De Beers $59 million (representing 49% of an agreed sum of $120 million) plus accrued interest in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
•	$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Arrangement expenses to date of execution of the 2009 Agreement) – paid and expensed;
•	Up to $5.1 million in respect of De Beers’ share of the costs of the feasibility study (paid - $4,417,421 to December 31, 2012, included in “Mineral Properties”; no further payments are expected);
•	$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) - paid March 15, 2011;
•	$10 million following the issuance of the construction and operating permits expected during 2014 (paid on October 27, 2014);
•	$10 million following the commencement of commercial production; and
•	The balance of approximately $24.4 million plus accumulated interest of approximately $25 million within 18 months following commencement of commercial production. Accumulated interest is being calculated at the prevailing LIBOR rate plus 5%.

Since these payments are contingent upon certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made.

Mountain Province has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on the repayments described above, if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control of the Project with De Beers and the Company accounts for the Project as a joint operation.

The underlying value and recoverability of the amounts shown for the Company’s Mineral Properties is dependent upon the ability of the Project to complete the successful funding and construction of the mine, and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

GAHCHO KUÉ PROJECT

The Project is located in the Northwest Territories, about 300 kilometers northeast of Yellowknife. The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers. The Project hosts four primary kimberlite bodies – Hearne, Tuzo, Tesla, and 5034. The four main kimberlite bodies are within two kilometers of each other.

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Independent Feasibility Study

On April 2, 2014, the Company announced the results of the updated “2014 Feasibility Study NI 43-101 Technical Report” on the Gahcho Kué diamond project dated March 31, 2014. JDS and Hatch Ltd. compiled and prepared the feasibility study NI 43-101 technical report for Mountain Province.

The following are the financial and project highlights from the 2014 Feasibility Study Revision and Update for both Participants share of the Project.

•	IRR excluding sunk costs	32.6%*
•	NPV @ 10%	Cdn$1.005B
•	Capital to completion (2013$ unescalated)	Cdn$858.5M**
•	Working capital	Cdn$80.1M
•	Ramp up operating costs through Jan 2017	Cdn$82.0M
•	Sustaining capital LOM (including closure cost)	Cdn$92.7M
•	Operating costs (per tonne processed, incl. sorting)	Cdn$72.51
•	Mine operational life	12 years
•	Average annual production	3 million tonnes
•	Total diamond production	53.4 million carats
•	Average annual diamond production	4.45 million carats
•	Diamond revenue	US$149.66 per carat***

*After taxes/royalties and unleveraged

**Including Cdn$75.6M contingency

***Diamond revenue for the Feasibility Study is derived from the modeled diamond price estimate provided by WWW International Diamond Consultants (February 2014 price book) exclusive of any marketing fees post government valuation. Price forecasting is inclusive of a real 1.5% escalation over LOM. Average modeled diamond price in 2014 is US$118.38

The average annual production for the first three years of full production (2017 – 2019) is estimated at 5.6 million carats. The ramp up costs of Cnd$82.0M noted above does not take into consideration the revenue expected from the estimated production of approximately one million attributable carats during the production ramp-up period between September 2016 through January 2017.

Gahcho Kué Mineral Reserve

On April 2, 2014, Mountain Province announced a Mineral Reserve estimate for the Project. The Mineral Reserve is the Indicated Resource contained in the proposed open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué mineral reserve estimate is summarized in Table 1 below.

Table 1

Gahcho Kué Mineral Reserve Estimate

(JDS, March 2014 FS)

Pipe	Classification	Tonnes(Mt)	Grade (carats per tonne)		Carats(Mct)
5034	Probable	13.4	1.74		23.2
Hearne	Probable	5.6	2.07		11.7
Tuzo	Probable	16.4	1.25		20.6
Total	Probable	35.4	1.57	*	55.5

* Fully diluted mining grade

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Independent Diamond Valuation

WWW International Diamond Consultants Ltd. (“WWW”) provided an updated independent valuation of the diamonds recovered from the Project. All diamond values presented below are based on the WWW Price Book as at August 8, 2014.

Table 2 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Project.

Table 2

Actual Price US$/carat

Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	204	400,264
	West Lobe	1,132.14	108	122,607
Hearne		2,905.76	92	266,423
Tuzo		2,321.85	311	722,687
Total		8,317.29	$182	$1,511,981

Note: Total Dollars are the result of rounding.

In their report WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I colour which WWW valued at $20,000 per carat giving a total value of $502,600”.

WWW added: “The stone with the highest value per carat in the sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high colour (D/E) which WWW valued at $23,000 per carat giving a total value of $227,700”.

Besides the high-value 25.13 and 9.9 carat diamonds, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of larger diamonds is an important driver of overall diamond value at Gahcho Kué.

Table 3 below presents models of the August 2014 average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that are likely to be recovered from future production at Gahcho Kué.

Table 3

Pipe	High Model	Base Model	Low Model
5034 Centre	177	139	119
5034 West	181	138	123
5034 North/East	204	149	126
Hearne	144	112	102
Tuzo	141	105	99
Average	$163	$123	$113

Note: 1 mm nominal square mesh

Diamond values are in US Dollars

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The “high” and “low” models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is US$123, which represents an approximate 40 percent increase over the WWW April 2010 average modeled price, which was the base case used in the 2010 feasibility Study. The WWW models use size distribution models (carats per size class) developed by De Beers.

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Permitting

On July 22, 2013, De Beers and the Company announced that the Mackenzie Valley Environmental Impact Review Board had concluded the Gahcho Kué Environmental Impact Review and recommended approval of the proposed Gahcho Kué diamond mine subject to measures and follow-up programs.

On October 22, 2013 the Minister of Aboriginal Affairs and Northern Development Canada, the Hon. Bernard Valcourt, approved the development of the Gahcho Kué diamond mine as recommended by the Mackenzie Valley Environmental Impact Review Board and on December 2, 2014, the Mackenzie Valley Land and Water Board has approved a pioneer Land Use Permit for the Gahcho Kué diamond mine, which allowed land-based site works to commence in preparation for deliveries planned for the 2014 winter road season.

On August 12, 2014, De Beers and the Company announced that the Mackenzie Valley Land and Water Board (“MVLWB”) has issued the Gahcho Kué Type A Land Use Permit and sent the Type A Water License for final approval to the Minister of Environment and Natural Resources (“ENR”) of the Government of the Northwest Territories (“GNWT”).

On September 25, 2014, De Beers and the Company announced that the Gahcho Kué Project has received approval of the Type A Water License by the ENR of the GNWT.

Gahcho Kué Development

The first blast in the quarry at Gahcho Kué occurred on December 13, 2013. Production of aggregate material for infrastructure foundations, roads and the landing strip is underway. Deliveries of machinery, equipment, fuel tanks, the main camp and other supplies were completed by the end of March 2014. Approximately 800 truckloads were delivered to Gahcho Kué on the 2014 ice road. As at the end of September 2014 the overall project development was progressing according to plan. Construction of the Gahcho Kué mine is expected to be completed by late 2015/early 2016, following which commissioning of the diamond plant will commence. Production is expected to commence during the second half of 2016.

Tuzo Deep Project

Following completion of the Tuzo Deep drill program in 2012, which was managed by the Operator, an updated National Instrument (NI) 43-101 resource estimate for Tuzo Deep (Table 4 below) was prepared by Mineral Services Canada Inc. This estimate incorporates information from geological data updates completed since the previous NI 43-101 Technical Report released in 2009. The 2009 resource estimate for Tuzo Deep is included for reference purposes.

Table 4

Pipe	Year	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
Tuzo Deep	2009	Inferred	1.5	3.5	6.2	175
Tuzo Deep	2013	Indicated	1.5	3.6	6.0	167
Tuzo Deep	2013	Inferred	3.7	8.9	14.4	161

Notes:
1) Mineral Resources are reported at a bottom cut-off of 1.0 mm

2) cpht = carats per hundred tonnes
3) Volume, tonnes, and carats are rounded to the nearest 100,000

4) Tuzo volumes and tonnes exclude 0.6Mt of a granite raft

Table 4 above reflects the updated Tuzo Deep mineral resource. There has been no change in the geological data for the Tuzo Upper, 5034 and Hearne kimberlites since the 2009 Technical Report.

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Table 5 below incorporates the updated Tuzo Deep mineral resource estimate into the existing Gahcho Kué mineral resource estimate.

Table 5

Pipe	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated Inferred	5.1 0.3	12.7 0.8	23.9 1.2	188 150
Hearne	Indicated Inferred	2.3 0.7	5.3 1.6	11.9 2.9	223 180
Tuzo	Indicated Inferred	6.6 3.7	15.8 8.9	20.8 14.4	132 161
Summary	Indicated Inferred	14.0 4.7	33.8 11.3	56.6 18.5	167 164

The updated Tuzo Deep resource estimate indicates an approximate 12% percent increase in the Gahcho Kué indicated resource from 30.2 million tonnes to 33.8 million tonnes and an approximate 90% increase in inferred resource from 6 million tonnes to 11.3 million tonnes. The diamond content of the indicated resource increased by approximately 12% from 50.5 million carats to 56.6 million carats and the diamond content of the inferred resource increased by approximately 80% from 10.3 million carats to 18.5 million carats. The reasons for these increases are the upgrading of the 300 to 360 meter zone in Tuzo from inferred resource to indicated resource and also the inclusion of the newly defined Tuzo inferred resource from a depth of 360 meters to 564 meters below surface, which was delineated during the 2011/12 Tuzo Deep drill program.

The Tuzo Deep resource update released in mid-2013 defined a resource at the Tuzo kimberlite to a depth of 560 meters, with the kimberlite remaining open to depth. A follow-up deep drilling program commenced in February 2014 to test the Tuzo kimberlite to a depth of at least 750 meters. On June 30, 2014, the Company announced the results of the 2014 Tuzo Deep drill program, which confirmed the continuation of kimberlite to a depth of more than 740 meters below surface. The Gahcho Kué joint venture will assess the results of the 2014 drill program to determine possible next steps in upgrading the Tuzo Deep resource.

Qualified Person

The Qualified Person for the updated Tuzo Deep estimate is Mr. Tom Nowicki, PhD, P Geo, a Mineral Services employee. The estimation and classification of the mineral resources conform to industry-best practices and meet the requirements of CIM (2005).

Gahcho Kué Capital Program

As mentioned above, an update of the 2010 feasibility study was completed on March 31, 2014, which incorporates agreed revisions and clarifications, design refinements and cost adjustments to reflect changes since completion of the 2010 feasibility study. The expected capital cost from January 2014 to complete the development and commissioning of the mine is Cdn$858.5 million (unescalated in 2013 dollars), as discussed above under ‘Independent Feasibility Study’.

The estimated capital budget for 2014 is approximately $211 million of which the Company is responsible for approximately $103 million. The 2014 capital program is focussed on completing detailed engineering design, final permitting, site preparation, construction and procurement for the 2015 winter road.

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FINANCIAL REVIEW

Three and nine months ended September 30, 2014 compared to the three and nine months ended September 30, 2013

For the three and nine months ended September 30, 2014, the Company recorded a net loss of $965,881 or $0.01 and $3,935,648 or $0.04 per share, compared to $8,602,452 net loss or $0.09 and $19,764,471 net loss or $0.21 per share for the three and nine months ended September 30, 2013.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data

	Three months ended
	September 30	June 30	March 31	December 31
Unaudited	2014	2014	2014	2013
	$	$	$	$
Earnings and Cash Flow
Interest income	97,195	41,746	59,489	60,810
Expenses	(1,011,609)	(1,734,587)	(1,231,792)	(6,894,257)
Net loss for period	(965,881)	(1,743,911)	(1,225,856)	(6,839,466)
Cash flow from operations	(1,061,639)	5,048,459	(8,457,794)	(17,625,994)
Basic and diluted loss per share	(0.01)	(0.02)	(0.01)	(0.07)
Cash flow from investing activities	(14,145,955)	(54,118,175)	4,184,666	(6,186,388)
Cash flow from financing activities	(50,172)	50,266,368	21,034,953	29,366,941
Balance Sheet
Total assets	200,818,322	185,200,584	153,622,916	110,368,408

	Three months ended
	September 30	June 30	March 31	December 31
Unaudited	2013	2013	2013	2012
	$	$	$	$
Earnings and Cash Flow
Interest income	69,974	99,300	125,344	44,313
Expenses	(8,666,472)	(6,418,760)	(4,955,995)	(3,127,198)
Gain on asset transfer to Kennady Diamonds Inc.	-	-	-	-
Net income (loss) for period	(8,602,452)	(6,325,415)	(4,836,605)	(3,089,892)
Cash flow from operations	(5,448,390)	(7,447,742)	(2,097,410)	(3,937,310)
Basic and diluted earnings (loss) per share	(0.09)	(0.07)	(0.05)	(0.04)
Cash flow from investing activities	5,555,729	11,537,319	3,415,711	(44,446,197)
Cash flow from financing activities	-	-	-	43,062,632
Balance Sheet
Total assets	81,072,132	86,194,722	96,795,427	95,590,052

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COSTS AND EXPENSES

The costs and expenses for the three and nine months ended September 30, 2014 compared to the three and nine months ended September 30, 2013 are comparable except for the following:

Consulting fees

Consulting fees for the three and nine months ended September 30, 2014 were $217,720 and $998,121 compared to $1,013,486 and $1,949,551 for the same period in 2013. Included in these amounts for the quarter ended September 30, 2014 and September 30, 2013 respectively were $307,702 and $1,215,874 relating to stock based compensation. Certain amounts charged in 2013 were a one-time payment and not incurred in 2014.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three and nine months ended September 30, 2014 were $427,250 and $1,688,142 compared to $7,146,312 and $16,380,678 for the same period in 2013. The decrease from 2013 to 2014 is a result of all Gahcho Kué development costs being capitalized, effective, December 2013.

Gahcho Kué Project management fees

Gahcho Kué Project management fees for the three and nine months ended September 30, 2014 were $Nil and $Nil compared to $231,832 and $653,744 for the same period in 2013. The decrease for the same period in 2014 is as a result of all Gahcho Kué development costs being capitalized, effective, December 2013.

Professional fees

Professional fees for the three and nine months ended September 30, 2014 were $91,956 and $305,014 compared to $72,366 and $270,586 for the same period in 2013. The increase relates to various legal and audit related matters.

Interest income

Interest income for the three and nine months ended September 30, 2014 was $97,195 and $198,430 compared to $69,974 and $294,618 for the same period in 2013. The decrease in 2014 is as a result of a reduced amount invested in short-term investments.

INCOME AND RESOURCE TAXES

The Company is subject to income taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

FINANCIAL POSITION AND LIQUIDITY

Since inception, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $11,989,043 at September 30, 2014 ($35,133,368 as at December 31, 2013), including cash and short-term investments of $36,672,923 ($35,687,694 at December 31, 2013). The short-term investments reflected in the September 30, 2014 and December 31, 2013 figures were guaranteed investment certificates held with a major Canadian financial institution with nominal counter party credit risk associated with the bank.

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The Company had no long-term debt at September 30, 2014 and December 31, 2013. The Company’s required payments to De Beers, described within Note 8 to the Company’s unaudited condensed consolidated interim financial statements for September 30, 2014, are contingent on commercial production.

The Company is in the process of developing the Gahcho Kué project (“Gahcho Kué Project”) in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 8). The underlying value and recoverability of the amounts shown as “Mineral Properties and Property and Equipment” are dependent upon the successful development and commissioning, and upon future profitable production or proceeds from disposition of the Company’s mineral properties.

The Company currently has no source of revenues. In the nine months ended September 30, 2014 and the year ended December 31, 2013, the Company incurred losses, had negative cash flows from operating activities, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $11,989,043 at September 30, 2014, including $36,672,923 of cash and short-term investments and issued common shares for gross proceeds of $100 million subsequent to September 30, 2014, the Company has insufficient capital to finance its operations and the Company’s share of development costs of the Gahcho Kué Project (Note 8) over the next 12 months.  As mentioned above the Company announced the appointment of three leading international banks to arrange and underwrite a senior secured term loan facility of up to US$370M to partially fund the Company’s share of the construction cost of the Gahcho Kué diamond mine. The Company anticipates having the loan facility in place by year end. In addition to debt and equity, other potential sources of cash would include the proceeds from the exercise of stock options. However, there is no certainty that the Company will be able to obtain financing from any of those sources. Failure to meet the obligations to the Company’s share in the Gahcho Kué Project may lead to dilution of the interest in the Gahcho Kué Project and may require the Company to write off costs capitalized to date. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s unaudited condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)	Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a)	Mineral reserves

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven mineral reserves or measured and indicated and inferred mineral estimates may impact the carrying value of the properties.

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b)	Impairment analysis – mineral properties

As required under IFRS 6 – Exploration for and evaluation of mineral resources and IAS 36 – Impairment of assets (“IAS 36”), the Company reviewed its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment is that as at September 30, 2014, there are no indicators of impairment in the carrying value of its mineral properties.

c)	Determination of development phase

The Company applies significant judgment when determining and assessing its criteria used to determine technical feasibility and commercial viability is demonstrable. The Company determined that the Gahcho Kué Project has met the key factors used by management and, accordingly, that all costs of development activities will be capitalized to mineral properties.

ii)	Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)	Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties.

b)	Impairment analysis - mineral properties

As required under IFRS 6 – Exploration for and evaluation of mineral resources and IAS 36 – Impairment of assets (“IAS 36”), the Company reviewed its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. If indicators of impairment are identified, IAS 36 requires the Company to make certain estimates in respect of recoverability of the asset, including estimated development costs, life of mine, discount rates and diamond prices. The Company’s assessment is that as at September 30, 2014, no indicators of impairment had occurred.

c)	Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

d)	Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

e)	Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of any tax losses or deductible temporary differences

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STANDARDS, AMENDMENTS AND INTERPRETATIONS TO EXISTING STANDARDS

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards that have been published but are not yet effective, and have not been adopted early by the Company are as follows:

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements along with timing of our adoption of IFRS 9.

Property, plant and equipment and intangible assets

In May 2014, the IASB issued amendments to IAS 16 Property, plant and equipment (IAS 16) and IAS 38 Intangible assets (IAS 38). The amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The amendments clarify the factors in assessing the technical or commercial obsolescence and the resulting depreciation period of an asset and state that a depreciation method based on revenue is not appropriate. Management intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning January 1, 2016. The extent of the impact of adoption of the amendments to IAS 16 and IAS 38 have not yet been determined.

The following are new accounting amendments and interpretations which the Company adopted and are effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2014.

IFRIC 21 - Levies

IFRIC 21 Levies (“IFRIC 21”) was issued in May 2013 and is an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have a material effect on our condensed consolidated interim financial statements.

IAS 32 – Offsetting Financial Assets and Liabilities

IAS 32 was amended to clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. This amendment also clarifies when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The adoption of the amended standard did not have an impact on our condensed consolidated interim financial statements.

RELATED PARTY TRANSACTIONS

The Company’s related parties include the operator of the Gahcho Kué Project, Bottin (International) Investments Ltd. (“Bottin”), key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Bottin, the operator of the Gahcho Kué Project, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Project relate to the funding of the Company’s interest in the Gahcho Kué Project for the current year’s expenditures, management fee and capital additions. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

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	September 30,	December 31,
	2014	2013
The total of the transactions:
Kennady Diamonds	$67,500	$152,500
Remuneration to key management personnel	1,126,882	2,457,759
Management fee charged by the operator of the Gahcho Kué Project	2,653,662	1,113,848
Receivable (payable) to the operator of the Gahcho Kué Project	182,106	(5,647,892)
Payable to key management personnel	102,271	357,967

The remuneration expense of directors and other members of key management personnel for the nine months ended September 30, 2014 and for the year ended December 31, 2013 were as follows:

	September 30	December 31,
	2014	2013
Consulting fees, director fees, bonus and other short-term benefits	$819,180	$1,216,938
Share-based payments	307,702	1,240,821
	$1,126,882	$2,457,759

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

CONTRACTUAL OBLIGATIONS

The Company has consulting agreements with the President and CEO and the VP Finance, CFO and Corporate Secretary for their services in these capacities.

For the nine months ended September 30, 2014, the Company’s proportional interest (49%) of purchase commitments relevant to project expenditure by the operator of the Gahcho Kué Project to date is $98,973,809.

	2014	2015	2016	Total
Gahcho Kué Project commitments	$43,198,128	$52,345,681	$3,430,000	$98,973,809

The total future minimum lease payments for office space by the Company under non-cancellable operating leases are as follows:

	2014	2015	2016	2017	Total
Future minimum lease payments	$35,564	$142,256	$142,256	$11,855	$331,931

Other Management Discussion and Analysis Requirements

RISKS

Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

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▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
▪	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
▪	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
▪	the potential for delays in exploration activities or the completion of feasibility studies;
▪	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
▪	risks related to foreign exchange fluctuations and prices of diamonds;
▪	risks related to commodity price fluctuations;
▪	the uncertainty of profitability based upon the Company's history of losses;
▪	risks related to failure of the Company and/or its joint venture partner to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
▪	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
▪	risks related to environmental regulation, permitting and liability;
▪	risks related to legal challenges to construction and/or operating permits that are approved and/or issued;
▪	political and regulatory risks associated with mining, exploration and development;
▪	geological and technical conditions at the Company’s Gahcho Kué Project being adequate to permit development;
▪	the ability to develop and operate the Company’s Gahcho Kué Project on an economic basis and in accordance with applicable timelines;
▪	aboriginal rights and title;
▪	failure of plant, equipment, processes and transportation services to operate as anticipated;
▪	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
▪	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the New York Stock Exchange MKT under the symbol MDM.

At November 11, 2014, there were 135,204,550 shares issued and 1,400,000 stock options outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company’s Internal Control Over Financial Reporting (“ICFR”). Management has conducted an evaluation of internal control over financial reporting based on the framework established in “Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as at December 31, 2013. There have not been any changes in the Company’s ICFR during the quarter ended September 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

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CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking information may include, but is not limited to, statements with respect to the success of exploration activities, future mineral exploration, permitting time lines, requirements for additional capital, sources and uses of funds, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future remediation and reclamation activities, the timing of activities and the amount of estimated revenues and expenses.  Forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of diamonds; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing;  risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor or interruptions in production; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, diamond price fluctuations; uncertain political and economic environments; changes in laws or policies, and other risks and uncertainties, including those described under Risk Factors.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

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Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

On behalf of the Board of Directors,

“Patrick Evans”

Patrick Evans

President & CEO

November 11, 2014

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